October 27, 2009

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Sasha Singh Parikh

Re:	China Health Industries Holdings, Inc. (the “Company”)
Item 4.01 Form 8-K filed September 22, 2009
File Number: 000-51060

Dear Ms. Parikh:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 1, 2009, addressed to Mr. Xin Sun, the Company’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K dated October 1, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.      Please expand your disclosure with regard to the disagreement/material scope limitation encountered by your former auditors to include the specific disclosures required by Item 304(a)(1)(iv)(B) and (C) of Regulation S-K.  Also provide the disclosures required by Item 304(a)(1)(v) of Regulation S-K.  If any of these disclosures are not applicable, please explain in reasonable detail.

Response:

Item 304(a)(1)(iv)(B) and (C) provide that:

“(a)(1)                 If during the registrant’s two most recent fiscal years or any subsequent interim period, an independent accountant who has previously engaged as the principal accountant to audit the registrant’s financial statements, or an independent accountant who was previously engaged to audit a significant subsidiary and on whom the principal accountant expressed reliance in its report, has resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or was dismissed, then the registrant shall:

(iv) State whether the registrant’s two most recent fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with this report.  Also, …

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                       (B)         state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant; and…

(C)          state whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreement and, if not, describe the nature of any limitation thereon and the reason therefore.

On September 18, 2009, the Company’s previous auditor, Malone & Bailey PC (“Malone”) voluntarily resigned as the Company’s independent accounting firm citing a material scope limitation as a reason for its resignation.

It however, did not, in its letter of resignation, elaborate or specify the exact nature of such scope limitation nor did it render an audited financial report or any drafts of such report to the Company prior its resignation that would indicate the same (please see attached Exhibit A of Malone’s Letter of Resignation).  Accordingly, the Company cannot say, with any certainty, whether it agreed or  disagreed with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Mr. Xin Sun, the Company’s  Chief Executive Officer, Chief Financial Officer and sole director, had subsequently discussed the nature of such scope limitation with Malone on several occasions in an attempt to better understand it (please see responses to Comment 2 below).

The Company has authorized Malone to respond fully to the inquiries of its successor accountant concerning the subject matter of each of such disagreement.

2.      Please tell us the following:

•	the nature of the material scope limitation;
•	the company’s position and the former accountant’s position with regard to the “material scope limitation”;
•	why the matter could not be resolved;
•	quantify the impact to the financial statements and state the financial periods affected;
•	if you intend to restate any prior period for any adjustments and if not, why not, and;
•	tell us in detail the steps you have taken (or plan to take) and the procedures you implemented (or plan to implement) to address the “material scope limitation”.

Please also note the requirements of Item 304(b) of Regulation S-K.

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Response:

Former Accountant’s Position

Based on the Company’s discussions and inquiries with, the Company believes that Malone’s material scope limitation is based on the following:

During their audit procedures, Malone requested proof of deposit of $7.3mm in collected revenue. Malone alleged that the Company consistently told that that this money was not deposited in their bank account or any bank account, but rather kept in Chinese currency in their company safe located on their premises. When they requested to count the cash on August 24, 2009, they claimed the Company said that the money had been used to purchase Heilongjiang Tiefeng Rice Company Limited (“Tiefeng”) several days before they arrived to count the cash. When Malone requested a confirmation from the Tiefeng owner, they received it in writing. Malone allegedly talked directly to Tiefeng owner, who said he had no cash on hand because he used it to buy rice from farmers. Therefore, Malone claimed they had no proof of that cash’s existence as of June 30, 2009 except for Mr. Sun (the majority shareholder) and two members of his family, and the confirmation by the owner of Tiefeng. They claimed that no other credible third-party evidence was available.

Company’s Position

On August 24, 2009, the Company entered into a Share Transfer Agreement with the shareholders of Heilongjiang Tiefeng Rice Company Limited (“Tiefeng”) towards the purchase of all its equity interest.  This was reported in a Current Report on Form 8-K. Because the inflow and outflow of monies in bank accounts in China could be unduly restrictive, the Company planned to use its sales revenue to make the initial payment of RMB50,000,000 (approximately, $7.3 million) and keep the monies in a Company safe on its premises for easy payment, because it had to be paid within three days of execution of the agreement.

The Company made such payment and obtained a receipt from the shareholders of Tiefeng acknowledging receipt of such payment, which Malone apparently rejected as insufficient as evidence of payment.

This matter was not resolved before Malone resigned because Malone was not satisfied as to the credibility of the evidence provided.

The Company will not be quantifying the impact of the financial statements nor will it be restating any prior period for any adjustments because the Company does not believe that the abovementioned “deficiencies” suffice as being scope limitations and there is no impact on the prior financial statements.

A material scope limitation typically includes client-imposed restrictions upon the audit, restrictions beyond the client's control, or the existence of other conditions precluding necessary auditing procedures. Client-imposed restrictions commonly limit the observation of inventories and the confirmation of accounts receivable. Time elements, geographical distances, and disappearances of evidence may prevent audit observation.

By contrast, the Company was at all times, willing and able to provide further evidence, which unfortunately was rejected by Malone.

The Company’s present independent accounting firm, e-Fang Accountancy Corp. & CPA (“e-Fang”), has however reviewed the evidence provided and has deemed it to be sufficient.

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Presently, all the Company’s revenue is deposited into a Company-designated account. After discussions with the shareholders of Tiefeng, they have all provided proof of payment to the satisfaction of e-Fang.

3.            Provide us with any letter or written communication to and from the former accountants regarding the “material scope limitation” to management of the audit committee.

Response:

The Company received two emails from the former accountants regarding the “material scope limitation” to management of the audit committee, which are attached hereto as Exhibit B.

4.            To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The Company does not plan to make any changes to its Form 8-K.

5.            Please tell us if any of the 2009 quarterly reports are impacted by the disagreement or scope limitation and cannot be relied upon anymore.  If so, please tell us if you intend to file an Item 4.02 Form 8-K.

Response:

As this supposed material scope limitation occurred after the end of the Company’s financial year, June 30, 2009, none of the 2009 quarterly reports will be impacted by the alleged scope limitation and cannot be relied upon.  The Company does not intend to file an Item 4.02 Item 8-K.

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

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Exhibit A

September 18, 2009

Mr. Xin Sun, CEO
168 Binbei Street, Songbei District, Harbin City
Heilongjiang Province, People’s Republic of China

Dear Mr. Sun,

Because of material scope limitation encountered during the audit of the financial statements of China Health Industries Holdings, Inc. for the year ended June 30, 2009, we advise you that we resign effective as of this date as the Company’s Registered Independent Public Accounting Firm.

Because this is a reportable event under Security and Exchange rules, it is our understanding that you have five days to file an SEC form 8K. We look forward to reviewing the Form 8K. Please note that should you not provide one with this time frame, we are required to mail this letter to SEC as formal notification.

We wish you continued success in your future activities.

Very truly yours,

Malone & Bailey, PC

Exhibit B

ENGLISH TRANSLATION

Email from Jane Wang from Malone Bailey PC dated September 3, 2009

Dear Mr. Sun, Mr. Yao, Accountant Zhao,

The following are the problems we encountered through the two weeks’ auditing and the additional audit procedures we need to execute.

1.
Cash. Because a big proportion of cash was used to acquire Tiefeng Rice Company (“Tiefeng”) when we audited the cash on August 24, we need to execute more auditing procedures to confirm the above-mentioned cash expense.

a.	In regard to the cash expense to acquire Tiefeng, we need to execute the following auditing procedures:

i.	Please provide the receipt made by Tiefeng;

ii.	Please make a confirmation request to Tiefeng (Jimmy will prepare the confirmation request, and Tiefeng shall confirm to us.).

iii.	We also hope to audit the cash of Tiefeng. We hope that you could communicate with Tiefeng for us to audit their cash or to provide the bank statement if they have deposit their cash.

2.
Confirmation of sales revenue. The biggest problem is that there is no third-party evidence of clients’ cash income because most clients are individuals who probably did not deposit the cash to a bank. According to industry auditing standards, we have to obtain third-party evidence to support our conclusion. Otherwise, we cannot make the audit report. We need to execute the following auditing procedures for the transactions without third-party evidence:

a.
Please request the confirmation from clients about the accuracy and authenticity of cash income through confirmation request documents, emails, phone calls, or visiting. We have encountered lots of difficulties trying to contact the clients. Please provide assistance. We might not be able to make the audit report if a large number of clients cannot be reached.

b.	The amount of samples tested should be more than 50% of annual sales. Jimmy will inform you if we need more samples.

3.
Confirmation of purchase. We must obtain third-party evidence to support our audit conclusion. Please assist us to contact the suppliers regarding to all the test samples chosen by Jimmy that are not supported by third-party evidence.  We might not be able to make the audit report if a large number of suppliers cannot be reached.

We will call you later today to discuss the above-mentioned problems. Also, I plan to go to Haerbin next week to assist the live auditing. I will let you know my schedule tomorrow or the day after.

Thank you!

JANE

Exhibit B

ENGLISH TRANSLATION

Email from Jane Wang from Malone Bailey dated September 4, 2009

Dear Mr. Sun, Mr. Yao and Mrs. Zhao,

Thank you very much for your cooperation. Peiling and jimmy’s work is going on very well.

There is another issue which needs your kindly cooperation.

The Merger of Tiefeng Rice Company is a material subsequent event which needs to be disclosed in a financial report of your company. So please provide the information listed bellow accordingly:

1.	Receipt of the payment of purchase money.
When Mr. Guo received the purchase money of the merger transaction, did he provide any receipt or other kind of written proof? If so, please provide it to us.

2.
Since Mr. Yao will continue to serve as the general manger of Tiefeng, What is Mr. Yao’s compensation (including salary, bonus and stock option) in the next two years? Did your company engage employment agreement with Mr. Yao? If so, please provide the agreement.

3.
With regard to merger transactions, we need to verify the purchase price. How did your company make the final payment (RMB 47,600,000) of merger transaction with Tiefeng? Still in cash?  If so, we need to be present when your company makes such payment. The presence of our auditor will serve as audit evidence. In order to reduce the fees, the auditor who is present when payment is made will be our auditor already in China.

Thank you very much.

Best regards,

JANE